[Winston & Strawn LLP Letterhead]

May 21, 2007

BY EDGAR AND FEDEX

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re:              NovaMed, Inc.

Registration Statement on Form S-3
Filed May 1, 2007
File No. 333-142530

and

Application for Confidential Treatment
Filed July 7, 2006
CF Control No. 18756

Dear Mr. Riedler:

On behalf of NovaMed, Inc. (the “Company”), enclosed for your review is Amendment No. 1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-142530) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2007.  An electronic version of Amendment No. 1 concurrently has been filed with the Commission through the Commission’s EDGAR system.  The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated May 8, 2007, relating to the Registration Statement.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Comment No. 1

We note you have an oustanding confidential treatment request.  All issues related to the confidential treatment request will need to be resolved prior to effectiveness of the registration statement.

Response No. 1

On May 8, 2007, the Company received a letter from the Staff (the “CTR Comment Letter”) setting forth certain comments to the Company’s application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act dated July 6, 2006 and filed with the Commission July 7, 2006 (CF Control No. 18756) (the “CTR”).

In its CTR, the Company applied for confidential treatment of certain portions of its fifth amended and restated credit facility (the “Fifth Amended Credit Facility”) that was attached as an exhibit to the Company’s Current Report on Form 8-K dated June 29, 2006 and filed with the Commission on July 6, 2006 (the “2006 Form 8-K”).  As more fully described in its CTR, the Company sought confidential treatment of certain portions of the Fifth Amended Credit Facility that referenced the identity of an entity the Company was negotiating to acquire.  The Company generally asserted that disclosure of the identity of its acquisition target prior to entering into of a binding acquisition agreement could jeopardize its negotiations and the limited information to which it sought confidential treatment was immaterial to investors.  The acquisition was ultimately consummated on August 1, 2006, and the Company concluded that it did not meet any of the thresholds required for current reporting under Item 2.01 of Form 8-K.

On February 7, 2007, the Company entered into the sixth amended and restated credit agreement (the “Sixth Amended Credit Facility”).  The Sixth Amended Credit Facility was attached as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on February 13, 2007 (the “2007 Form 8-K”).  The exhibit to this filing contained a complete, unredacted copy of the Sixth Amended Credit Facility, including all information for which confidential treatment was previously requested pursuant to the company’s outstanding CTR.  Accordingly, because the subject matter of the CTR has been rendered moot by this subsequent filing, the Company withdraws its CTR.

The Company also acknowledges the Staff’s comment No. 3 in the CTR Comment Letter noting that the schedules and exhibits to the Company’s credit facility had not been filed on EDGAR.  In response to this comment, on May 21, 2007, the Company re-filed the Sixth Amended Credit Facility in its entirety, including all schedules and exhibits, in an amendment to the 2007 Form 8-K.

Comment No. 2

We note from your exhibit index that you plan to file the forms of indenture, exhibits 4.3 and 4.4, by amendment or with a future Exchange Act report.  Please note that based on section 309(a) of the Trust Indenture Act, the forms of indentures need to be filed prior to effectiveness.  Please file the forms of indenture in a pre-effective amendment.

Response No. 2

The Company has filed the forms of indentures in Exhibits 4.3 and 4.4 to Amendment No. 1.

If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-5609 or, in my absence, Jeffrey S. Wright at (312) 558-6329.

Respectfully submitted,

R. Cabell Morris, Jr.

Enclosure

cc:                  Gregory S. Belliston
Thomas S. Hall
Scott T. Macomber
John W. Lawrence, Jr.
Jeffrey S. Wright